UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                        Commission File Number - 0-11104


( ) Form 10-K   ( ) Form 20-F    ( ) Form 11-K    (X) Form 10-Q   ( ) Form N-SAR

                      For Period Ended: September 30, 1998


                         PART I - REGISTRANT INFORMATION


                              NOBLE ROMAN'S, INC.
                    (Name of business issuer in its charter)

                  Indiana                            35-1281154
       (State or other jurisdiction                (I.R.S. Employer
       of incorporation or organization           Identification No.)

                         One Virginia Avenue, Suite 800
                          Indianapolis, Indiana 46204
                    (Address of Principal Executive Offices)

Issuer's telephone number: (317) 634-3377
Securities registered under Section 12(b) of the Act: None
Securities registered under Section 12(g) of the Act: Common Stock

                        PART III - RULES 12b-25(b) and (c)

Form 10-Q cannot be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 as follows:


(X) (a) For reasons described in Part III, Form 10-Q for the quarter ended September 30, 1998 cannot be filed timely without unreasonable effort or expense, therefore, we are requesting a fifteen (15) day extension of time to file subject form.

(X) (b) Form 10-Q will be filed on or before the 15th day following its current due date of November 15, 1998.


( ) (c) The accounting statement of other exhibit required by Rule 12b-25(c) has been attached if applicable

                                    PART III

On November 6, 1998, the Company filed its Form 10-K for the year ended December 31, 1997 and its Form 10-Q for the periods ending March 31, 1998 and June 30, 1998. The Company is working diligently to complete its Form 10-Q for the period ending September 30, 1998 in a timely manner.


                                    PART IV

(1)  Name and telephone number of person to contact in regard to this notification
     Paul W. Mobley, Chairman  (317) 634-3377
     ----------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                       (X) Yes      ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                (X) Yes      ( ) No

     The Company expects to report significantly improved operating results for the three months ended September 30, 1998 compared to the same period in 1997. The Company had 156 Express franchised units open as of September 30, 1998 and currently has approximately 173 units. This compares to 24 units open as of September 30, 1997. Same store revenues at the Company-owned full-service restaurant increased approximately 2.5% compared to the same period in 1997.

     Noble Roman's, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     DATE:   9/30/98                    BY: /s/ Paul W. Mobley
           -----------                     --------------------------------
                                            Paul W. Mobley, Chairman